3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

John P. Falco
direct dial: 215.981.4659
direct fax: 215.981.4750
falcoj@pepperlaw.com
August 29, 2011
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Esq.

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120
Dear Ms. Cole:
     On behalf of FundVantage Trust (the “Trust”), enclosed for filing is a copy of Post-Effective Amendment No. 52 (“PEA No. 52”) to the Trust’s Registration Statement on Form N-1A. PEA 52 is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”): (i) to bring the Trust’s financial statements up to date; (ii) to update information required by Items 5(a) or 6(2) of Form N-1A; and (iii) to reflect certain non-material changes that the Trust deems appropriate.
     This letter also addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to Post-Effective Amendment No. 49 to the Trust’s Registration Statement on Form N-1A filed with the Commission on June 15, 2011 (“PEA No. 49”), which were provided on August 4, 2011. PEA No. 49 was filed pursuant to Rule 485(a) under the 1933 Act in order to register a new series of the Trust, the DuPont Capital Emerging Markets Debt Fund (the “Fund”) under the Investment Company Act of 1940 (the “1940 Act”) and to register the Fund’s shares under the 1933 Act.
     The Trust appreciates the opportunity to address the Staff’s comments regarding certain disclosure in the Fund’s prospectus and statement of additional information (“SAI”)

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U.S. Securities and Exchange Commission
August 29, 2011

included in PEA No. 49. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments. The Trust’s responses to the Staff’s comments are reflected in the Fund’s prospectus and SAI included in PEA No. 52.
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1.	Revise the Fund’s investment objective to reflect that “total return” is capital appreciation and income.
Response: The Fund’s prospectus has been revised to reflect the staff’s comment. The investment objective of the Fund set forth in the revised prospectus is to seek “high total return from current income and capital appreciation consistent with preservation of capital.”
2.	With respect to the Fund’s presentation of estimated “Annual Fund Operating Expenses,” confirm that there are no “acquired fund fees and expenses” that should be presented in a separate line item or included in “other expenses.”.
Response: Confirmed. The investment adviser anticipates that the Fund will invest in a portfolio of emerging market debt instruments and not in other investment company shares.
3.	With respect to the expense example, confirm that the assumed initial investment amount is consistent with the requirements of Item 3 of Form N-1A and Instruction 4 thereto.
Response: Confirmed. The example provides one and three year expenses assuming an initial investment of $10,000 in the Fund’s Class A shares and Class C shares and $1,000,000 in the Fund’s Class D shares and Class I shares. The Class A and Class D expenses are based on the minimum investment amount for such classes a permitted by Instruction 4(d) to Item 3.
4.	In the prospectus, clarify the definition of “emerging market” to be less conjectural.
Response: The prospectus has been revised to address the Staff’s comment. The term “emerging markets” includes any country: (i) having an “emerging stock market” as defined by the International Finance Corporation; (ii) with low- to middle-income economies according to the International Bank for Reconstruction and

U.S. Securities and Exchange Commission
August 29, 2011

Development (the “World Bank”); (iii) listed in World Bank publications as developing; or (iv) determined by the Adviser to be an emerging market. Currently, these countries generally include every country in the world except Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.
5.	To the extent applicable, identify those derivatives and the related risks in which the Fund will invest that are principal strategies. Such disclosure, if required, should be consistent with guidance provided by the Staff in its letter dated July 30, 2010 issued to the Investment Company Institute on Derivatives — Related Disclosure by Investment Companies.
Response: The investment adviser has confirmed that the use of derivative instruments, including credit default swaps, is not a principal investment strategy of the Fund. However, the Fund may utilize derivative instruments, and to the extent its use of such instruments becomes a principal investment strategy of the Fund, the prospectus will be revised to reflect the Staff’s comment.
6.	Revise the section entitled “Summary of Principal Risks” to correspond to the risks disclosed under the section entitled “Principal Risks.”
Response: The prospectus has been revised to reflect the Staff’s comment.
7.	Confirm that shareholders will be provided with 60 days prior written notice in the event of a change to the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets, at the time of initial purchase, in fixed income securities of emerging markets.
Response: Confirmed.
8.	In the section entitled “Prior Performance of the Investment Adviser,” confirm that the Composite includes all of the accounts (including taxable accounts) of the investment adviser that were managed with substantially similar investment policies and techniques as those used by the Fund. If taxable accounts were excluded from the Composite then either (i) include such accounts in the Composite, (ii) or include in your response to the

U.S. Securities and Exchange Commission
August 29, 2011

Staff that the inclusion of such accounts would not materially change the Composite performance presented.
Response: The prospectus has been revised to reflect that the Composite is comprised of all accounts (both taxable and non-taxable) that are invested primarily in emerging market debt securities utilizing a value-based strategy that is substantially similar to the strategy used by the Fund.
9.	If the Composite performance is not calculated using the Security and Exchange Commission’s methodology then identify the method used to calculate Composite performance.
Response: The prospectus has been revised to address the Staff’s comment. Composite returns are calculated according to the Global Investment Performance Standards (GIPS), which differ from those of the SEC . The Composite returns are based in U.S. dollars and are computed using a time-weighted total rate of return.
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                    This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.
                    As counsel to the Trust, we reviewed PEA No. 52 and hereby represent that PEA No. 52 does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the 1933 Act.
                    Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco John P. Falco

cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.

EXHIBIT A
FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809
August 29, 2011
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027
Dear Sir or Madam:
     In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 49 to the Trust’s registration statement on Form N-1A filed with the Commission on June 15, 2011 (“PEA No. 49”), the Trust is providing the following, as instructed:
The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in PEA No. 49, (ii) Commission staff comments or changes to disclosure in response to staff comments in PEA No. 49 reviewed by the staff do not foreclose the Commission from taking any action with respect to PEA No. 49, and (iii) the Trust may not assert staff comments with respect to PEA No. 49 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to John P. Falco at 215.981.4659 or John M. Ford, Esq. , at 215.981.4009, of Pepper Hamilton, LLP, counsel to the Trust.

Very truly yours,

/s/ James Shaw James Shaw
Treasurer and Chief Financial Officer

U.S. Securities and Exchange Commission
August 29, 2011

Cc:	Mary A. Cole, Esq., Securities and Exchange Commission John M. Ford, Esq.